UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
J.C. Penney Company, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
708160106

(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700
With a Copy to:
Stephen Fraidin, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
212-446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 28, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	708160106	SCHEDULE 13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%(1)

14	TYPE OF REPORTING PERSON

	IA
(1) Calculated based on 236,443,580 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 31, 2010.

CUSIP No.	708160106	SCHEDULE 13D	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%(2)

14	TYPE OF REPORTING PERSON

	OO
(2) Calculated based on 236,443,580 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 31, 2010.

CUSIP No.	708160106	SCHEDULE 13D	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,956,143

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,956,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,956,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%(3)

14	TYPE OF REPORTING PERSON

	IA
(3) Calculated based on 236,443,580 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 31, 2010.

CUSIP No.	708160106	SCHEDULE 13D	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%(4)

14	TYPE OF REPORTING PERSON

	IN
(4) Calculated based on 236,443,580 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 31, 2010.

CUSIP No.	708160106	SCHEDULE 13D	Page	6	of	11	Pages
ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D relates to the common stock, par value $0.50 per share (the “Common Stock”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 6501 Legacy Drive, Plano, Texas 75024-3698.
     As of October 8, 2010, the Reporting Persons (defined below) beneficially owned an aggregate of 39,075,771 shares of Common Stock (which include 4,156,700 shares of Common Stock underlying listed American-style call options), representing approximately 16.5% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons also have additional economic exposure to approximately 602,600 notional shares of Common Stock under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 39,678,371 shares of Common Stock, representing approximately 16.8% of the outstanding shares of Common Stock of the Issuer.
     Certain entities (the “Vornado Reporting Persons”) affiliated with Vornado Realty Trust are filing a separate Schedule 13D reporting beneficial ownership of shares of the Common Stock (the “Vornado Shares”).
     ITEM 2. IDENTITY AND BACKGROUND
     (a), (f) This statement is being filed by:
(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”);

(iii)	Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and

(iv)	William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP , the “Reporting Persons”).
     The Reporting Persons have entered into a joint filing agreement, date as of October 8, 2010, a copy of which is attached hereto as Exhibit 99.1.
     (b)
     The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
     (c)
     Pershing Square’s principal business is serving as investment advisor to certain affiliated funds.
     PS Management’s principal business is serving as the sole general partner of Pershing Square.
     Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership (“PS”) and Pershing Square II, L.P., a Delaware limited partnership (“PS II”).
     The principal occupation of William A. Ackman is serving as the Chief Executive Officer of Pershing Square and the managing member of each of PS Management and Pershing Square GP.
     (d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	708160106	SCHEDULE 13D	Page	7	of	11	Pages
     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Pershing Square advises the accounts of PS, PS II, Pershing Square International, Ltd., a Cayman Islands exempted company (together with its wholly-owned subsidiary PSRH, Inc., a Cayman Islands exempted company, “Pershing Square International”), Pershing Square Holdco III, LLC, a Delaware limited liability company (“PS Holdco III”), Pershing Square Holdco IIIA, LLC (“PS Holdco IIIA”) and Pershing Square Holdco IIIB, LLC (“PS Holdco IIIB”, together with PS, PS II, Pershing Square International, PS Holdco III, and PS Holdco IIIA, the “Pershing Square Funds”). Pershing Square purchased for the accounts of the Pershing Square Funds an aggregate of 39,075,771 shares of the Common Stock (which includes 4,156,700 shares of Common Stock underlying listed American-style call options exercisable through dates ranging from May 21, 2011 to January 21, 2012) for total consideration (including brokerage commissions) of $903,093,762 and 602,600 notional shares underlying Swaps. The source of funding for such transactions was derived from the respective capital of the Pershing Square Funds.
     ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.
     The Reporting Persons expect to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
     The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended July 31, 2010, there were 236,443,580 shares of the Common Stock outstanding as of September 3, 2010.
     Based on the foregoing, the 39,075,771 shares of the Common Stock (which includes 4,156,700 shares of the Common Stock underlying listed American-style call options referenced in Item 3 of this Schedule 13D) (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 16.5% of the shares of the Common Stock issued and outstanding.
     Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 1,916,301 shares of the Common Stock held for the account of PS and the 39,842 shares of Common Stock held for the account of PS II. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

CUSIP No.	708160106	SCHEDULE 13D	Page	8	of	11	Pages
     The Reporting Persons and the Vornado Reporting Persons intend to consult with each other in connection with their respective investments in the Common Stock, as described in Item 6 below. However, none of the Reporting Persons possess any voting or dispositive power, sole or shared, over any of the Vornado Shares and each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended, (the “Exchange Act”) of all of the Vornado Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates is the beneficial owner of any of such Vornado Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.
     The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning the Vornado Reporting Persons contained herein.
     As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Statement.
     (c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, Swaps and options that were effected in the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.
     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of the Common Stock held for the accounts managed by Pershing Square may be delivered to such accounts.
     (e) Not applicable.

CUSIP No.	708160106	SCHEDULE 13D	Page	9	of	11	Pages
     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The Reporting Persons and the Vornado Reporting Persons intend to consult in connection with their respective investments in the Common Stock. The Reporting Persons and the Vornado Reporting Persons consulted with each other in connection with their purchases of the Common Stock and Pershing Square acted as one of the Vornado Reporting Person’s agent to execute certain transactions on its behalf, which agency has since been terminated.
     Until either the Reporting Persons or the Vornado Reporting Persons notify the other that they no longer wish to do so, the Reporting Persons and the Vornado Reporting Persons intend to consult with each other on strategic matters relating to the Issuer and their investment in the Common Stock. The Reporting Persons and the Vornado Reporting Persons have no agreements or understandings, written or otherwise, that grant any of the Reporting Persons or the Vornado Reporting Persons any voting or dispositive power over any of the other’s shares or create any limitation on the rights of either the Reporting Persons or the Vornado Reporting Persons to acquire, dispose of, hold or vote any shares of the Common Stock.
     The Subject Shares are beneficially owned by the Reporting Persons. Furthermore, certain of the Reporting Persons entered into Swaps for the benefit of Pershing Square International on October 7, 2010. Under the terms of the Swaps (i) Pershing Square International will be obligated to pay to the counterparty any negative price performance of the 602,600 notional number of shares of Common Stock subject to the Swap as of the expiration date of such Swap, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to Pershing Square International any positive price performance of the 602,600 notional number of shares of Common Stock subject to the Swap as of the expiration date of the Swap. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the Swaps will be paid to Pershing Square International. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds’ counterparties for the Swaps and/or other previously purchased and exercised over-the-counter options included entities related to Credit Suisse and Société Générale.
     The Swaps do not give the Reporting Persons or Pershing Square International direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
     The Pershing Square Funds may, from time to time, enter into and dispose of cash-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.
     One or more Pershing Square Funds also hold options to purchase 4,156,700 shares of the Common Stock pursuant to various listed American-style call options with strike prices ranging from $20 to $30 and exercisable through dates ranging from May 21, 2011 to January 21, 2012. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Please refer to Exhibit 99.2 hereto for additional information.
     Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

CUSIP No.	708160106	SCHEDULE 13D	Page	10	of	11	Pages
     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of October 8, 2010, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP and William A. Ackman.

Exhibit 99.2	Trading data.

CUSIP No.	708160106	SCHEDULE 13D	Page	11	of	11	Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: October 8, 2010

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman

WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of October 8, 2010, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP and William A. Ackman.

99.2	Trading data.